Mr. Larry Spirgel

Office Chief

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

Washington, D.C. 20549

Attn: Michael Foland

October 23, 2020

Re:	Virtuix Holdings Inc. Offering Statement on Form 1-A Response dated October 19, 2020 File No. 024-11309

Dear Mr. Spirgel,

Thank you for your comments dated October 19, 2020 regarding the Offering Statement of Virtuix Holdings Inc. (the “Company”). The Company appreciates the opportunity to respond to your comments, which it has set out below together with its responses.

Amendment to the Offering Statement on Form 1-A

Cover Page

1.	Please clarify, if true, that the Series A-2 Preferred Stock is convertible into one share of common stock unless the conversion price is subsequently adjusted due to anti-dilution provisions.

The Company has revised the disclosure on the cover page to clarify that the Series A-2 Preferred Stock is convertible into one share of common stock unless adjusted pursuant to anti-dilution provisions.

The Current Offering, page 8

2.	Please disclose the number of each series of preferred stock outstanding before and after the offering. Include the shares of Series A-2 Preferred Stock that SI Securities will receive upon conversion of notes it received for placement agent services provided to the company in connection with a prior security offering. Also indicate the number of shares of each series of Preferred Stock into which your other outstanding convertible notes are convertible.

The Company has revised the disclosure on page 8 as requested to identify the shares of Series A-2 Preferred Stock receivable by SI Securities. In addition, the company has included disclosure indicating the number of shares of each series of Preferred Stock into which other outstanding convertible notes are convertible .

Other Terms, page 18

3.	Please clarify whether all purchases will be made through the online platform or whether investors may purchase by other means. If investors may purchase other than through the platform, clarify whether the 2% transaction fee will still apply. If not, please revise the disclosure throughout the offering circular to make clear that investors will be paying a 2% premium if they purchase through the online platform.

The Company has revised the disclosure on page 18 to clarify that the 2% transaction fee will not apply to offline transactions.

Plan of Distribution, page 18

4.	Please disclose that, when an investor subscribes to purchase Series A-2 Preferred Stock, the investor will join as a party to the Investors’ Rights Agreement, the Right of First Refusal Agreement, and the Voting Agreement. Disclose the material terms of these agreements under "Securities to be Offered" and provide a cross-reference to that description.

The Company has revised the disclosure on page 18 as requested, added disclosure under “Securities to be Offered” and provided a cross-reference to that description. In addition, the Company has amended its disclosure in its risk factors to specify which agreements investors will become party to as result of subscribing to the offering.

5.	Disclose the number of shares of Series A-2 Preferred Stock that SI Securities will receive upon conversion of the convertible notes.

The Company has revised the disclosure on page 18 to reflect the amount of shares of Series A-2 Preferred Stock that SI Securities will receive upon conversion of the convertible notes.

Use of Proceeds to Issuer, page 20

6.	You indicate that you may pre-pay 18% Notes with the net proceeds of the offering. Please describe the material terms of the notes. If the notes were issued within one year from the offering, describe the use of the proceeds from the notes. Refer to Instruction 6 to Item 6 of the Offering Circular format of Form 1-A.

The Company has revised the disclosure on page 20 to describe the material terms of the notes and the uses of the proceeds from the sale of the notes.

Trend Information, page 33

7.	Your revised disclosure on page 33 refers to Q1 2020, Q2 2020, and Q3 2020. Please revise to clarify if you are referring to the quarters in your fiscal 2021.

The Company has revised disclosure on page 33 to clarify the referenced time periods for investors.

8.	Please revise to disclose the Omni Arena revenues for the first and third quarters of fiscal 2021.

The Company has revised disclosure on page 33 to clarify the referenced time periods.

Securities Being Offered, page 39

9.	Please discuss the exclusive forum provisions in your certificate of incorporation. Also provide risk factor disclosure that discusses the risks to investors of limiting the forums in which to bring claims. With respect to the federal forum provision for Securities Act claims, address potential enforceability concerns in light of the fact that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Finally, state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

The company has revised disclosure to include a risk factor titled “The company’s Certificate of Amendment to the Fourth Amended and Restated Certificate of Incorporation, provides that, unless the company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between the company and its stockholders, which could limit the stockholders' ability to obtain a favorable judicial forum for disputes with the company or its directors, officers, or employees.” In addition, the company has included disclosure on page 41 under the heading “Choice of Forum” to address the aforementioned questions.

Notes to Consolidated Financial Statements

Note 1. Nature of Operations, page 51

10.	We note your response to prior comment 8. Please tell us whether VML_ZH conducts any operations in China through contractual arrangements with VIEs. If so, please revise to disclose the name of any VIEs, how you are able to consolidate the VIE and any risks related to consolidating a VIE.

VML_ZH does not conduct any operations in China through contractual arrangements with VIEs.

Exhibits

11.	Please revise the exclusive forum provisions in your subscription agreements filed as Exhibits 4.1 and 4.2 to state whether the provisions apply to actions arising under the Securities Act or Exchange Act.

The company has revised the exclusive forum provision in the subscription agreements filed Exhibit 4.1 and 4.2 to state that the provisions do not apply to actions arising under the Securities Act or Exchange Act.

12.	Exhibits 1.1, and 1.2 are an amendment and a side letter to the underwriting agreement ("Issuer Agreement") for the offering. Please also file the Issuer Agreement. Similarly, Exhibits 3.1 through 3.3 are amendments to the Amended and Restated Investors’ Rights Agreement, Amended and Restated Right of First Refusal Agreement and Voting Agreement. Please file the underlying agreements.

The Company has filed the additional documents as exhibits to the Offering Statement.

General

13.	In the subscription agreement filed as Exhibit 4.2, an investor may pay for the Series A-2 Preferred Stock through cancellation of non-convertible short-term indebtedness held by the investor. Disclose in the subscription agreement and throughout the offering circular whether you will consider the cancellation of debt in determining whether the minimum offering amount of $1.0 million has been met. Also revise your Use of Proceeds disclosure to take into account that you may not receive cash for the Series A-2 Preferred Stock.

The Company has revised disclosure in the subscription agreements filed as Exhibit 4.1 and 4.2, use of proceeds and throughout the document noting that the company will not consider cancellation of debt in determining whether the minimum offering amount has been met. In addition, the use of proceeds has been updated to account for the possibility of receiving a lessor amount of proceeds than expected due to cancellation of debt.

Thank you again for the opportunity to respond to your questions to the Offering Statement of the Company. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law, LLP

cc: Jan Goegeluk

Chief Executive Virtuix Holdings Inc.

1826 Kramer Lane, Suite H

Austin, TX 78758